UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/ME): 06.948.969/0001-75

Company Registry (NIRE): 35.300.316.584

NOTICE TO THE MARKET

Linx S.A. (“Company”) (B3: LINX3 | NYSE: LINX), in addition to the material facts disclosed on August 11 and 14 and September 1, 2020, informs its shareholders, the market in general and other interested parties, that: (i) the members of the Independent Committee established to analyze the business combination proposal publicly presented by TOTVS S.A. on August 14, 2020 (“TOTVS Proposal”) and any other competing business combination offers involving the Company, received on September 4, 2020, through their legal advisors, draft protocol and justification for incorporation of the TOTVS Proposal, sent by TOTVS' legal advisors, which is being evaluated by the Independent Committee; and (ii) as indicated by the members of the Independent Committee, on September 5, the Company hired BR Partners Assessoria Financeira Ltda. to prepare a fairness opinion for the benefit of the Independent Committee.

São Paulo, September 8, 2020.

Ramatis Rodrigues

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2020

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer